Exhibit 12.2
KILROY REALTY, L.P.
Statement of Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

	Year Ended December 31,
	2012		2011		2010		2009		2008
Earnings:
Income (loss) from continuing operations	$5,447		$(3,728)		$(427)		$15,569		$28,181
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	79,114		89,409		59,941		46,119		45,346
Capitalized interest and loan costs	19,792		9,130		10,015		9,683		18,132
Estimate of interest within rental expense	3,475		1,481		997		871		871
Fixed Charges	102,381		100,020		70,953		56,673		64,349
Plus: Amortization of capitalized interest (1)	5,318		4,622		4,348		4,067		3,669
Less: Capitalized interest and loan costs	(19,792)		(9,130)		(10,015)		(9,683)		(18,132)
Earnings	$93,354		$91,784		$64,859		$66,626		$78,067

Ratio of earnings to fixed charges	0.91	x	0.92	x	0.91	x	1.18	x	1.21	x
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(1)
Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.